Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and nine months ended September 30, 2018, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Third Quarter 2018 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2017 Annual MD&A; our 2017 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2018, we adopted new accounting standards that are discussed in "Critical Accounting Policies and Estimates" in this MD&A. The adoption of IFRS 15, Revenue from contracts with customers (IFRS 15) has had a significant effect on our reported results in our Wireless segment.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2017 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at October 18, 2018 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2018, first quarter refers to the three months ended March 31, 2018, second quarter refers to the three months ended June 30, 2018, and year to date refers to the nine months ended September 30, 2018 unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2017 or as at December 31, 2017, as applicable, unless otherwise indicated.

Reportable Segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	1	Third Quarter 2018

Effective January 1, 2018, we redefined our reportable segments as a result of technological evolution and the increased overlap between the various product offerings within our legacy Cable and legacy Business Solutions reportable segments, as well as how we allocate resources amongst, and the general management of, our reportable segments. The results of our legacy Cable segment, legacy Business Solutions segment, and our Smart Home Monitoring products are presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring products were previously reported within Corporate items and intercompany eliminations. We have retrospectively amended our 2017 comparative segment results to account for this redefinition.

Additionally, effective January 1, 2018, we commenced using adjusted EBITDA as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. This measure replaced our previous adjusted operating profit non-GAAP measure. We believe adjusted EBITDA more fully reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA includes stock-based compensation expense. Use of this measure changed our definition of free cash flow. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Where to find it

3	Financial Highlights	23	Financial Risk Management
4	Financial Guidance	25	Commitments and Contractual Obligations
5	Strategic Highlights	26	Regulatory Developments
6	Summary of Consolidated Financial Results	27	Updates to Risks and Uncertainties
7	Results of our Reportable Segments	28	Critical Accounting Policies and Estimates
13	Review of Consolidated Performance	32	Key Performance Indicators
16	Managing our Liquidity and Financial Resources	34	Non-GAAP Measures
20	Overview of Financial Position	38	Other Information
21	Financial Condition	40	About Forward-Looking Information

Rogers Communications Inc.	2	Third Quarter 2018

Financial Highlights

Higher revenue
Total revenue increased 3% this quarter, largely driven by Wireless service revenue growth of 5%. Growth in Wireless was a result of our balanced approach to continue monetizing the increasing demand for data along with a disciplined approach around subscriber base management. Wireless equipment revenue grew 11% this quarter driven by increased hardware upgrades.

Cable revenue increased 1% this quarter as Internet revenue growth of 8% continued to drive the Cable segment. This quarter, we had net additions of 35,000 for Internet.

Media revenue decreased 5% this quarter primarily as a result of lower revenue at the Toronto Blue Jays.

Higher adjusted EBITDA and margins
This quarter, adjusted EBITDA increased 8%, a margin expansion of 180 basis points. This increase was driven by Wireless adjusted EBITDA growth of 8%, with a combination of strong growth in Wireless revenue and continued progress on our cost efficiency mandate, which led to a margin of 47.1%, up 90 basis points from last year.

Cable adjusted EBITDA increased 4% this quarter primarily from the ongoing product mix shift to higher-margin Internet services and various cost efficiencies achieved, despite the significant increase in customers we activated. As a result, this gave rise to a margin of 49.8% this quarter, up 160 basis points from last year.

Media adjusted EBITDA increased 20% this quarter primarily as a result of lower operating expenses from improvements we made to our cost structure across the divisions, which led to a margin of 15.0%, up 320 basis points from last year.

Higher net income and adjusted net income
Net income and adjusted net income increased this quarter by 17% and 13%, respectively, as a result of higher adjusted EBITDA, partially offset by the higher associated income tax expense and higher depreciation and amortization.

Substantial cash flow affords financial flexibility and supports network evolution
We continued to generate substantial cash flow from operating activities of $1,304 million this quarter and free cash flow of $550 million. Cash flow from operating activities decreased by 5% as a result of lower net funding provided by working capital items, partially offset by higher net income and lower cash interest. Free cash flow increased by 5% as a result of higher adjusted EBITDA, partially offset by our planned increase in capital expenditures driven by investments in our wireless and cable networks.

Our solid financial results enabled us to continue to make investments in our network, strengthen our balance sheet and liquidity, and still return substantial dividends to shareholders. We paid $247 million in dividends this quarter. We ended the third quarter with a debt leverage ratio of 2.5, down from 2.7 at the end of 2017.

Rogers Communications Inc.	3	Third Quarter 2018

Financial Guidance

We are increasing our guidance ranges for full-year 2018 consolidated adjusted EBITDA and free cash flow from the original ranges provided on January 25, 2018 and, on April 19, 2018, subsequently presented with the impact of transition to IFRS 15 on our 2017 results. The revised guidance ranges are presented below. The upward adjustments primarily reflect the strong growth in our Wireless segment this year. Our guidance ranges for revenue and capital expenditures remain unchanged. Information about our guidance is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this MD&A, including the various assumptions underlying it, and in our 2017 Annual MD&A and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

	2017	2018 Original			2018 Revised
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1]

Consolidated Guidance
Revenue	14,369	Increase of 3%	to	5%	No change
Adjusted EBITDA [2]	5,502	Increase of 5%	to	7%	Increase of 7% to 9%
Capital expenditures [3]	2,436	2,650	to	2,850	No change
Free cash flow [2]	1,685	Increase of 3%	to	5%	Increase of 5% to 7%

[1]	Guidance ranges presented as percentages reflect percentage increases over full-year 2017 actual results.

[2]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

Rogers Communications Inc.	4	Third Quarter 2018

Strategic Highlights

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are key highlights for each priority.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Delivered postpaid churn of 1.09%, our best third quarter result since 2009.

•	Reduced customer calls and increased digital adoption.

•	Reduced friction for our customers and improved over 100 of our customer processes.

Invest in our networks and technology to deliver leading performance and reliability

•	Signed a three-year, multi-million-dollar deal with the University of British Columbia (UBC) to build a real-world 5G hub on the UBC campus as a testbed and blueprint for made-in-Canada 5G innovation.

•	Signed master agreements for small cells with national and regional suppliers.

Deliver innovative solutions and compelling content that our customers will love

•	Launched phased advertising and an awareness campaign for Ignite TV across our Ontario cable footprint.

•	Launched CityNews in Vancouver, Calgary, and Montreal, expanding the brand to key markets across the country.

•	Launched Toronto Blue Jays games in Tagalog on OMNI Television, expanding the unique programming offerings to Canada's ethnic and third-language communities.

Drive profitable growth in all the markets we serve

•	Increased total revenue by 3%, largely driven by Wireless service revenue growth of 5%.

•	Adjusted EBITDA increased by 8%, with a margin expansion of 180 basis points.

•	Generated free cash flow of $550 million and ended the third quarter with a debt leverage ratio of 2.5, down from 2.7 at the end of 2017.

Develop our people and a high performance culture

•	Recognized as one of Canada's 50 Most Engaged Workplaces for 2018 by Achievers in August 2018.

Be a strong, socially responsible leader in our communities across Canada

•	Announced a $1 million donation to the Jays Care Foundation for programs to support children and youth.

•	Engaged with 30 new partners to expand our low-cost high-speed Internet program Connected for Success to 280 non-profit housing providers or cooperatives.

•
Donated $25,000 to the Red Cross to support those impacted by tornadoes and severe weather in the National Capital Region during September 2018; our local radio raised an additional $15,000 at a benefit concert.

Rogers Communications Inc.	5	Third Quarter 2018

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Revenue
Wireless	2,331	2,203	6		6,736	6,281	7
Cable [2]	983	977	1		2,943	2,913	1
Media	488	516	(5)		1,628	1,627	—
Corporate items and intercompany eliminations [2]	(33)	(50)	(34)		(149)	(183)	(19)
Revenue	3,769	3,646	3		11,158	10,638	5
Total service revenue [3]	3,271	3,196	2		9,698	9,386	3

Adjusted EBITDA [4]
Wireless	1,099	1,017	8		3,062	2,761	11
Cable [2]	490	471	4		1,385	1,342	3
Media	73	61	20		156	90	73
Corporate items and intercompany eliminations [2]	(42)	(46)	(9)		(141)	(127)	11
Adjusted EBITDA	1,620	1,503	8		4,462	4,066	10

Adjusted EBITDA margin [4]	43.0%	41.2%	1.8	pts	40.0%	38.2%	1.8	pts

Net income	594	508	17		1,557	1,346	16
Basic earnings per share	$1.15	$0.99	16		$3.02	$2.61	16
Diluted earnings per share	$1.15	$0.98	17		$3.01	$2.60	16

Adjusted net income [4]	625	551	13		1,656	1,377	20
Adjusted basic earnings per share [4]	$1.21	$1.07	13		$3.22	$2.67	21
Adjusted diluted earnings per share [4]	$1.21	$1.07	13		$3.21	$2.66	21

Capital expenditures	700	658	6		1,962	1,595	23
Cash provided by operating activities	1,304	1,377	(5)		3,237	2,796	16
Free cash flow [4]	550	523	5		1,496	1,455	3

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	These figures have been retrospectively amended as a result of our reportable segment realignment. See "Reportable Segments".

[3]	As defined. See "Key Performance Indicators".

[4]
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	6	Third Quarter 2018

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Revenue
Service revenue	1,837	1,757	5	5,285	5,041	5
Equipment revenue	494	446	11	1,451	1,240	17
Revenue	2,331	2,203	6	6,736	6,281	7

Operating expenses
Cost of equipment	520	482	8	1,569	1,380	14
Other operating expenses [2]	712	704	1	2,105	2,140	(2)
Operating expenses	1,232	1,186	4	3,674	3,520	4

Adjusted EBITDA	1,099	1,017	8	3,062	2,761	11

Adjusted EBITDA margin	47.1%	46.2%	0.9	45.5%	44.0%	1.5	pts
Capital expenditures	277	219	26	777	537	45

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Other operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn, blended ABPU, and blended ARPU)	2018	2017	Chg		2018	2017	Chg

Postpaid
Gross additions	418	434	(16)		1,184	1,143	41
Net additions	124	129	(5)		341	282	59
Total postpaid subscribers [2]	9,045	8,839	206		9,045	8,839	206
Churn (monthly)	1.09%	1.16%	(0.07	pts)	1.06%	1.11%	(0.05	pts)
Prepaid
Gross additions	240	254	(14)		594	617	(23)
Net additions (losses)	60	97	(37)		(13)	69	(82)
Total prepaid subscribers [2]	1,765	1,786	(21)		1,765	1,786	(21)
Churn (monthly)	3.48%	3.04%	0.44	pts	3.90%	3.58%	0.32	pts
Blended ABPU (monthly)	$66.20	$63.78	$2.42		$64.56	$61.94	$2.62
Blended ARPU (monthly) [3]	$57.21	$55.81	$1.40		$55.50	$53.99	$1.51

[1]
Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. Effective January 1, 2018, in conjunction with our transition to IFRS 15, we commenced reporting blended ABPU as a new key performance indicator. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Blended ARPU has been restated for 2017 using revenue recognition policies in accordance with IFRS 15.

Service revenue
The 5% increases in service revenue this quarter and year to date were a result of:

•	3% increases in blended ARPU this quarter and year to date, primarily due to the increased mix of subscribers on higher-rate plans from our various brands; and

•	a larger postpaid subscriber base.

The 4% increases in blended ABPU this quarter and year to date were a result of the increased service revenue as described above.

Rogers Communications Inc.	7	Third Quarter 2018

Gross and net postpaid subscriber additions this quarter were 418,000 and 124,000, respectively. We believe these figures have decreased marginally from the same period last year as a result of a highly competitive market this quarter along with our disciplined approach around subscriber base management. We believe the lower postpaid churn this quarter and year to date were a result of our strategic focus on enhancing the customer experience by improving our customer service and continually increasing the quality of our network.

Equipment revenue
The 11% increase in equipment revenue this quarter was a result of:

•	an increase in sales of higher-value devices; and

•	an increase in device upgrades by existing subscribers.

In addition, year to date equipment revenue increased 17% due to higher postpaid gross additions.

Operating expenses
Cost of equipment
The 8% increase in the cost of equipment this quarter was a result of:

•	a shift in the product mix of device sales towards higher-cost smartphones; and

•	the increase in device upgrades by existing subscribers.

In addition, year to date cost of equipment increased 14% due to higher postpaid gross additions.

Other operating expenses
The 1% increase in other operating expenses this quarter was a result of investments in frontline employees. The 2% decrease year to date was a result of various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 8% increase in adjusted EBITDA this quarter and 11% increase year to date were a result of the strong flow-through of service revenue growth discussed above.

Rogers Communications Inc.	8	Third Quarter 2018

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Revenue
Internet	534	495	8		1,578	1,459	8
Television	357	377	(5)		1,079	1,129	(4)
Phone	88	101	(13)		277	313	(12)
Service revenue	979	973	1		2,934	2,901	1
Equipment revenue	4	4	—		9	12	(25)
Revenue	983	977	1		2,943	2,913	1

Operating expenses
Cost of equipment	6	5	20		15	15	—
Other operating expenses [2]	487	501	(3)		1,543	1,556	(1)
Operating expenses	493	506	(3)		1,558	1,571	(1)

Adjusted EBITDA	490	471	4		1,385	1,342	3

Adjusted EBITDA margin	49.8%	48.2%	1.6	pts	47.1%	46.1%	1.0	pts
Capital expenditures	358	353	1		1,007	904	11

[1]	Effective January 1, 2018 and on a retrospective basis, we realigned our reportable segments and related financial results. See "Reportable Segments".

[2]	Other operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Cable Subscriber Results 1

	Three months ended September 30			Nine months ended September 30
(In thousands)	2018	2017 (restated)	Chg	2018	2017 (restated)	Chg

Internet [2]
Net additions	35	29	6	84	75	9
Total Internet subscribers [3]	2,405	2,301	104	2,405	2,301	104
Television
Net losses	(18)	(18)	—	(39)	(67)	28
Total Television subscribers [3]	1,701	1,753	(52)	1,701	1,753	(52)
Phone
Net additions	—	1	(1)	12	5	7
Total Phone subscribers [3]	1,120	1,099	21	1,120	1,099	21

Homes passed [3]	4,354	4,288	66	4,354	4,288	66
Total service units [4]
Net additions	17	12	5	57	13	44
Total service units [3]	5,226	5,153	73	5,226	5,153	73

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	Effective January 1, 2018, and on a retrospective basis, our Internet subscriber results include Smart Home Monitoring subscribers.

[3]	As at end of period.

[4]	Includes Internet, Television, and Phone.

Revenue
The 1% increases in revenue this quarter and year to date were a result of:

•	the movement of Internet customers to higher speed and usage tiers;

•	the impact of service pricing changes; and

•	a larger Internet subscriber base; partially offset by

•	promotional pricing provided to subscribers; and

•	a lower subscriber base for our Television products.

Rogers Communications Inc.	9	Third Quarter 2018

Internet revenue
The 8% increases in Internet revenue this quarter and year to date were a result of:

•	general movement of customers to higher speed and usage tiers of our Internet offerings;

•	the impact of Internet service pricing changes; and

•	a larger Internet subscriber base; partially offset by

•	promotional pricing provided to subscribers.

Television revenue
The 5% decrease in Television revenue this quarter and 4% decrease year to date were a result of:

•	the decline in Television subscribers over the past year; partially offset by

•	the impact of Television service pricing changes, net of promotional pricing provided to subscribers.

Phone revenue
The 13% decrease in Phone revenue this quarter and 12% decrease year to date were a result of promotional pricing provided to subscribers.

Operating expenses
The 3% decrease in operating expenses this quarter and 1% decrease year to date were a result of various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 4% increase in adjusted EBITDA this quarter and 3% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2018

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2018	2017	% Chg		2018	2017	% Chg

Revenue	488	516	(5)		1,628	1,627	—
Operating expenses [1]	415	455	(9)		1,472	1,537	(4)

Adjusted EBITDA	73	61	20		156	90	73

Adjusted EBITDA margin	15.0%	11.8%	3.2	pts	9.6%	5.5%	4.1	pts
Capital expenditures	18	18	—		47	44	7

[1]	Operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Revenue
The 5% decrease in revenue this quarter was a result of:

•	lower Toronto Blue Jays revenue; and

•	lower advertising revenue.

In addition, the stable year to date revenue was impacted by a higher distribution to the Toronto Blue Jays from Major League Baseball in the first quarter and higher Sportsnet and other network subscription revenue.

Operating expenses
The 9% decrease in operating expenses this quarter and 4% decrease year to date were a result of various cost efficiencies and productivity initiatives across all divisions.

Adjusted EBITDA
The 20% increase in adjusted EBITDA this quarter and the 73% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2018

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Capital expenditures [2]
Wireless	277	219	26		777	537	45
Cable	358	353	1		1,007	904	11
Media	18	18	—		47	44	7
Corporate	52	68	(24)		151	184	(18)

Capital expenditures before proceeds on disposition	705	658	7		1,982	1,669	19
Proceeds on disposition	(5)	—	n/m		(20)	(74)	(73)

Capital expenditures [2]	700	658	6		1,962	1,595	23

Capital intensity [3]	18.6%	18.0%	0.6	pts	17.6%	15.0%	2.6	pts
n/m - not meaningful

[1]
Effective January 1, 2018 and on a retrospective basis, we realigned our reportable segments and related financial results. As a result, certain figures have been amended for comparative purposes. See "Reportable Segments".

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

[3]	As defined. See "Key Performance Indicators".

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready.

Cable
The increases in capital expenditures in Cable this quarter and year to date were a result of higher investments in customer premise equipment. In addition, the year to date increase in capital expenditures pertained to the development of our Ignite TV product. We also continued upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. These deployments and enhancements will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience.

Media
Capital expenditures in Media were stable this quarter and year to date.

Corporate
The decreases in capital expenditures in Corporate this quarter and year to date were a result of higher investments in information technology in 2017.

Proceeds on disposition
This quarter and year to date, we sold certain real estate assets for proceeds of $5 million and $20 million, respectively (2017 - nil and $74 million).

Capital intensity
Capital intensity increased this quarter and year to date as a result of higher capital expenditures as discussed above, partially offset by higher total revenue.

Rogers Communications Inc.	12	Third Quarter 2018

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Adjusted EBITDA [2]	1,620	1,503	8	4,462	4,066	10
Deduct (add):
Depreciation and amortization	558	531	5	1,647	1,611	2
Gain on disposition of property, plant and equipment	(5)	—	n/m	(16)	(49)	(67)
Restructuring, acquisition and other	47	59	(20)	116	121	(4)
Finance costs	176	183	(4)	588	562	5
Other expense (income)	15	20	(25)	(6)	(22)	(73)
Income tax expense	235	202	16	576	497	16

Net income	594	508	17	1,557	1,346	16

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]
Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2018	2017	% Chg	2018	2017	% Chg

Depreciation	552	516	7	1,617	1,569	3
Amortization	6	15	(60)	30	42	(29)

Total depreciation and amortization	558	531	5	1,647	1,611	2

Total depreciation and amortization increased this quarter and year to date primarily as a result of higher capital expenditures. See "Capital Expenditures" for more information.

Restructuring, acquisition and other
This quarter and year to date, we incurred $47 million and $116 million (2017 - $59 million and $121 million), respectively, in restructuring, acquisition and other expenses. These costs were primarily a result of severance costs associated with the targeted restructuring of our employee base.

Rogers Communications Inc.	13	Third Quarter 2018

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2018	2017	% Chg	2018	2017	% Chg

Interest on borrowings [1]	173	185	(6)	536	556	(4)
Interest on post-employment benefits liability	5	3	67	10	9	11
Loss on repayment of long-term debt	—	—	—	28	—	n/m
(Gain) loss on foreign exchange	(27)	(66)	(59)	46	(115)	n/m
Change in fair value of derivative instruments	27	61	(56)	(32)	109	n/m
Capitalized interest	(5)	(5)	—	(15)	(13)	15
Other	3	5	(40)	15	16	(6)

Total finance costs	176	183	(4)	588	562	5

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Loss on repayment of long-term debt
We recognized a $28 million loss on repayment of long-term debt this year reflecting the payment of redemption premiums associated with our redemption of US$1.4 billion of senior notes in April 2018 that were otherwise due in August 2018.

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Statutory income tax rate	26.7%	26.7%	26.7%	26.7%
Income before income tax expense	829	710	2,133	1,843
Computed income tax expense	221	190	570	492
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	2	2	2	9
Non-deductible (taxable) portion of equity losses (income)	5	5	4	(2)
Non-deductible loss on FVTOCI investments	—	2	—	7
Non-taxable portion of capital gains	(1)	—	(9)	(10)
Other items	8	3	9	1

Total income tax expense	235	202	576	497

Effective income tax rate	28.3%	28.5%	27.0%	27.0%
Cash income taxes paid	125	87	316	399

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

The payment of cash income taxes varied this quarter and year to date based on the timing of installment payments.

Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Net income	594	508	17	1,557	1,346	16
Basic earnings per share	$1.15	$0.99	16	$3.02	$2.61	16
Diluted earnings per share	$1.15	$0.98	17	$3.01	$2.60	16

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Rogers Communications Inc.	14	Third Quarter 2018

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Adjusted EBITDA [2]	1,620	1,503	8	4,462	4,066	10
Deduct:
Depreciation and amortization	558	531	5	1,647	1,611	2
Finance costs [3]	176	183	(4)	560	562	—
Other expense (income) [4]	15	20	(25)	(6)	(2)	200
Income tax expense [5]	246	218	13	605	518	17

Adjusted net income [2]	625	551	13	1,656	1,377	20

Adjusted basic earnings per share [2]	$1.21	$1.07	13	$3.22	$2.67	21
Adjusted diluted earnings per share [2]	$1.21	$1.07	13	$3.21	$2.66	21

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]
Adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Finance costs exclude a $28 million loss on repayment of long-term debt for the nine months ended September 30, 2018 (2017 - nil).
4 Other income for the nine months ended September 30, 2017 excludes a $20 million provision reversal on the wind down of shomi.

[5]
Income tax expense excludes an $11 million recovery (2017 - $16 million recovery) for the quarter and a $29 million recovery (2017 - $21 million recovery) for the nine months ended September 30, 2018 related to the income tax impact for adjusted items.

Rogers Communications Inc.	15	Third Quarter 2018

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,544	1,452	4,200	3,952
Change in non-cash operating working capital items	77	251	(72)	(147)
Cash provided by operating activities before income taxes paid and interest paid	1,621	1,703	4,128	3,805
Income taxes paid	(125)	(87)	(316)	(399)
Interest paid	(192)	(239)	(575)	(610)

Cash provided by operating activities	1,304	1,377	3,237	2,796

Investing activities:
Capital expenditures	(700)	(658)	(1,962)	(1,595)
Additions to program rights	(16)	(5)	(28)	(38)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	(37)	96	(232)	8
Acquisitions and other strategic transactions, net of cash acquired	—	—	—	(184)
Other	5	(29)	16	(81)

Cash used in investing activities	(748)	(596)	(2,206)	(1,890)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	(255)	(204)	252	1,021
Net repayment of long-term debt	—	(183)	(823)	(1,031)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	16	(108)	362	(119)
Transaction costs incurred	(2)	—	(18)	—
Dividends paid	(247)	(247)	(741)	(741)

Cash used in financing activities	(488)	(742)	(968)	(870)

Change in cash and cash equivalents	68	39	63	36
Bank advances, beginning of period	(11)	(74)	(6)	(71)

Cash and cash equivalents (bank advances), end of period	57	(35)	57	(35)

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Operating activities
The 5% decrease in cash provided by operating activities this quarter was a result of lower net funding provided by working capital items, partially offset by higher net income and lower cash interest paid.

The 16% increase year to date was primarily a result of higher net income, a lower net investment in working capital items, and lower cash income taxes.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $700 million and $1,962 million, respectively, on capital expenditures, before changes in non-cash working capital items, which was higher than the same periods in 2017. See "Capital Expenditures" for more information.

Rogers Communications Inc.	16	Third Quarter 2018

Acquisitions and other strategic transactions
In the second quarter of 2017, we paid $184 million related to the acquisition of an AWS-1 spectrum licence from Quebecor Inc.

Financing activities
During the quarter and year to date, we repaid net amounts of $241 million and $227 million (2017 - repaid net amounts of $495 million and $129 million), respectively, on our short-term borrowings, long-term debt, and related derivatives. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at September 30, 2018 and December 31, 2017.

	As at September 30	As at December 31
(In millions of dollars)	2018	2017

Accounts receivable securitization program	650	650
US commercial paper program	1,253	935

Total short-term borrowings	1,903	1,585

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2018 and 2017.

		Three months ended September 30, 2018			Nine months ended September 30, 2018
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	4,314	1.31	5,649	11,436	1.29	14,726
Repayment of US commercial paper	(4,512)	1.31	(5,904)	(11,232)	1.29	(14,474)
Net (repayment of) proceeds received from US commercial paper			(255)			252

Proceeds received from accounts receivable securitization			—			225
Repayment of accounts receivable securitization			—			(225)
Net proceeds received from accounts receivable securitization			—			—

Net (repayment of) proceeds received on short-term borrowings			(255)			252

		Three months ended September 30, 2017			Nine months ended September 30, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	3,095	1.26	3,897	6,125	1.30	7,981
Repayment of US commercial paper	(3,293)	1.25	(4,131)	(5,572)	1.29	(7,200)
Net (repayment of) proceeds received from US commercial paper			(234)			781

Proceeds received from accounts receivable securitization			80			530
Repayment of accounts receivable securitization			(50)			(290)
Net proceeds received from accounts receivable securitization			30			240

Net (repayment of) proceeds received on short-term borrowings			(204)			1,021

Rogers Communications Inc.	17	Third Quarter 2018

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under our US CP program. See "Financial Risk Management" for more information.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and letter of credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2018 and 2017.

		Three months ended September 30, 2018			Nine months ended September 30, 2018
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	—	—	—	125	1.26	157
Credit facility repayments (US$)	—	—	—	(125)	1.26	(157)
Net borrowings under credit facilities			—			—

Senior note issuances (US$)	—	—	—	750	1.25	938
Senior note repayments (US$)	—	—	—	(1,400)	1.26	(1,761)
Net repayment of senior notes			—			(823)

Net repayment of long-term debt			—			(823)

		Three months ended September 30, 2017			Nine months ended September 30, 2017
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			450			1,730
Credit facility borrowings (US$)	285	1.30	370	860	1.33	1,144
Total credit facility borrowings			820			2,874

Credit facility repayments (Cdn$)			(450)			(1,830)
Credit facility repayments (US$)	(435)	1.27	(553)	(1,010)	1.31	(1,325)
Total credit facility repayments			(1,003)			(3,155)

Net repayments under credit facilities			(183)			(281)

Senior note repayments (Cdn$)			—			(750)

Net repayment of long-term debt			(183)			(1,031)

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017	2018	2017

Long-term debt net of transaction costs, beginning of period	14,000	14,927	14,448	16,080
Net repayment of long-term debt	—	(183)	(823)	(1,031)
(Gain) loss on foreign exchange	(135)	(345)	250	(655)
Deferred transaction costs incurred	(2)	—	(18)	(3)
Amortization of deferred transaction costs	2	3	8	11

Long-term debt net of transaction costs, end of period	13,865	14,402	13,865	14,402

During the three months ended September 30, 2018, we amended our revolving credit facility to, among other things, extend the maturity date of the $2.5 billion tranche from March 2022 to September 2023 and to extend the maturity date on the $700 million tranche from March 2020 to September 2021.

Rogers Communications Inc.	18	Third Quarter 2018

In February 2018, we issued US$750 million senior notes due 2048 with a coupon of 4.3%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance.

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds received of $326 million. As a result, we repaid a net amount of $1.5 billion including settlement of the associated debt derivatives, which was separately funded through our US CP program and our bank credit facility. In the first quarter of 2018, we recognized a $28 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment. See "Financial Condition" for more information.

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and RCI Class B Non-Voting common shares (Class B Non-Voting Shares) in 2018 and 2017.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 24, 2018	March 12, 2018	April 3, 2018	0.48	247
April 19, 2018	June 11, 2018	July 3, 2018	0.48	247
August 15, 2018	September 14, 2018	October 3, 2018	0.48	247

January 26, 2017	March 13, 2017	April 3, 2017	0.48	247
April 18, 2017	June 12, 2017	July 4, 2017	0.48	247
August 17, 2017	September 15, 2017	October 3, 2017	0.48	247
October 19, 2017	December 11, 2017	January 2, 2018	0.48	247

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Adjusted EBITDA [2]	1,620	1,503	8	4,462	4,066	10
Deduct:
Capital expenditures [3]	700	658	6	1,962	1,595	23
Interest on borrowings, net of capitalized interest	168	180	(7)	521	543	(4)
Net change in contract asset and deferred commission cost asset balances	77	55	40	167	74	126
Cash income taxes [4]	125	87	44	316	399	(21)

Free cash flow [2]	550	523	5	1,496	1,455	3

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

[4]	Cash income taxes are net of refunds received.

Free cash flow increased this quarter and year to date primarily as a result of higher adjusted EBITDA, partially offset by higher planned capital expenditures. Capital expenditures this quarter and year to date included $5 million and $20 million (2017 - nil and $74 million), respectively, of proceeds from the sales of certain real estate assets. See "Capital Expenditures" for more information.

Rogers Communications Inc.	19	Third Quarter 2018

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	September 30	December 31
(In millions of dollars)	2018	2017 (restated) [1]	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	57	—	57	—	See "Managing our Liquidity and Financial Resources".
Accounts receivable	2,085	2,035	50	2	n/m
Inventories	383	435	(52)	(12)	Reflects a decrease in Wireless handset inventory.
Current portion of contract assets	944	820	124	15	Primarily reflects a net increase in contracts with customers, partially offset by amortization to accounts receivable.
Other current assets	456	414	42	10	Primarily reflects an increase in prepaid expenses related to annual Wireless spectrum licence fees.
Current portion of derivative instruments	131	421	(290)	(69)	Primarily reflects the settlement of the debt derivatives pertaining to our US$1.4 billion senior notes. See "Financial Risk Management".
Total current assets	4,056	4,125	(69)	(2)

Property, plant and equipment	11,506	11,143	363	3	Primarily reflects capital expenditures, partially offset by depreciation expense. See "Capital Expenditures".
Intangible assets	7,203	7,244	(41)	(1)	Reflects amortization of intangible assets.
Investments	2,124	2,561	(437)	(17)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	921	953	(32)	(3)	n/m
Contract assets	457	413	44	11	Reflects net increases in contracts with customers.
Other long-term assets	133	143	(10)	(7)	n/m
Deferred tax assets	3	3	—	—	n/m
Goodwill	3,905	3,905	—	—	n/m

Total assets	30,308	30,490	(182)	(1)

Liabilities and shareholders' equity
Current liabilities:
Bank advances	—	6	(6)	(100)	See "Managing our Liquidity and Financial Resources".
Short-term borrowings	1,903	1,585	318	20	Reflects an increase in borrowings under our US CP program.
Accounts payable and accrued liabilities	2,751	2,931	(180)	(6)	Primarily is a result of business seasonality.
Income tax payable	170	62	108	174	Reflects the excess of income tax payable recorded in 2018 over tax installments paid.
Other current liabilities	126	132	(6)	(5)	n/m
Contract liabilities	196	278	(82)	(29)	Primarily reflects revenue recognized from customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	400	1,756	(1,356)	(77)	Reflects the repayment of our US$1.4 billion senior notes in April 2018, partially offset by the reclassification from long-term of our $400 million senior notes due March 2019.
Current portion of derivative instruments	68	133	(65)	(49)	Primarily reflects changes in market values of our expenditure derivatives as a result of the depreciation of the Cdn$ relative to the US$. See "Financial Risk Management".
Total current liabilities	5,614	6,883	(1,269)	(18)

Provisions	35	35	—	—	n/m
Long-term debt	13,465	12,692	773	6
Primarily reflects the issuance of US$750 million of senior notes in February 2018, partially offset by the reclassification to current of our $400 million senior notes due March 2019. See "Financial Risk Management".

Derivative instruments	128	147	(19)	(13)	Reflects changes in market values of certain debt derivatives as a result of the depreciation of the Cdn$ relative to the US$. See "Financial Risk Management".
Other long-term liabilities	564	613	(49)	(8)	Primarily reflects a decrease in pension liability as a result of employer contributions.
Deferred tax liabilities	2,713	2,624	89	3	Primarily reflects an increase in temporary differences between the accounting and tax bases for certain assets.
Total liabilities	22,519	22,994	(475)	(2)

Shareholders' equity	7,789	7,496	293	4	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	30,308	30,490	(182)	(1)

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Rogers Communications Inc.	20	Third Quarter 2018

Financial Condition

Below is a summary of our total available liquidity under our bank credit facilities, letter of credit facilities, and short-term borrowings as at September 30, 2018 and December 31, 2017.

As at September 30, 2018	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	12	1,253	1,935
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	—	113	1,253	1,935
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	57	—	—	—	57

Total	4,408	650	113	1,253	2,392

As at December 31, 2017	Total available	Drawn	Letters of credit	US CP Program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	9	935	2,256
Outstanding letters of credit	87	—	87	—	—
Bank advances	—	6	—	—	(6)
Total bank credit facilities	3,287	6	96	935	2,250
Accounts receivable securitization	1,050	650	—	—	400

Total	4,337	656	96	935	2,650

In addition to the sources of available liquidity noted above, we held $1,039 million of marketable securities in publicly traded companies as at September 30, 2018 (December 31, 2017 - $1,465 million).

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.47% as at September 30, 2018 (December 31, 2017 - 4.70%) and our weighted average term to maturity was 11.2 years (December 31, 2017 - 9.9 years).

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at September 30, 2018.

Issuance	Standard & Poor's	Moody's	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged in the quarter.

[2]	We did not seek a rating from Fitch for our short-term obligations in 2018.

Rogers Communications Inc.	21	Third Quarter 2018

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents or bank advances.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2018	2017 (restated) [1]

Long-term debt [2]	13,982	14,555
Net debt derivative assets valued without any adjustment for credit risk [3]	(811)	(1,146)
Short-term borrowings	1,903	1,585
(Cash and cash equivalents) bank advances	(57)	6

Adjusted net debt [4]	15,017	15,000
Divided by: trailing 12-month adjusted EBITDA [4]	5,898	5,502

Debt leverage ratio [4]	2.5	2.7

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt" in "Non-GAAP Measures" for the calculation of this amount.

[3]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[4]
Adjusted net debt, adjusted EBITDA, and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Normal course issuer bid
In April 2018, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) that allows us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us. We have not repurchased any shares under our NCIB this quarter or this year.

Outstanding common shares

	As at September 30	As at December 31
	2018	2017

Common shares outstanding [1]
Class A Voting	111,155,637	112,407,192
Class B Non-Voting	403,657,038	402,403,433

Total common shares	514,812,675	514,810,625

Options to purchase Class B Non-Voting Shares
Outstanding options	2,851,414	2,637,890
Outstanding options exercisable	1,175,200	924,562

[1]
Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	22	Third Quarter 2018

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2017 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 87.3% of our outstanding debt, including short-term borrowings, as at September 30, 2018 (December 31, 2017 - 89.5%).

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and US dollar-denominated commercial paper borrowings. We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2018 and 2017.

		Three months ended September 30, 2018			Nine months ended September 30, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	125	1.26	157
Debt derivatives settled	—	—	—	125	1.26	157
Net cash paid			—			(1)

US commercial paper program
Debt derivatives entered	4,314	1.31	5,649	11,436	1.29	14,726
Debt derivatives settled	4,503	1.31	5,877	11,213	1.29	14,413
Net cash received			16			37

		Three months ended September 30, 2017			Nine months ended September 30, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	335	1.29	433	1,510	1.33	2,001
Debt derivatives settled	485	1.31	636	1,660	1.33	2,202
Net cash paid			(20)			(21)

US commercial paper program
Debt derivatives entered	3,096	1.26	3,896	6,126	1.30	7,979
Debt derivatives settled	3,290	1.25	4,127	5,566	1.29	7,192
Net cash paid			(88)			(98)

As at September 30, 2018, we had nil and US$967 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2017 - nil and US$746 million), respectively.

See "Mark-to-market value" for more information about our debt derivatives.

Senior notes
We did not enter into any debt derivatives related to senior notes during the three months ended September 30, 2018. During the nine months ended September 30, 2018, concurrent with the issuance of our US$750 million senior notes due 2048, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. See "Mark-to-market value" for more information about our debt derivatives.

Rogers Communications Inc.	23	Third Quarter 2018

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion senior notes that were otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds of $326 million, resulting in a net repayment of $1.5 billion, which was separately funded through our US CP program and our bank credit facility.

We did not enter into or settle any debt derivatives related to senior notes and debentures during the three or nine months ended September 30, 2017.

Bond forwards
We did not enter into or settle any bond forwards during the three or nine months ended September 30, 2018 and 2017.

See "Mark-to-market value" for more information about our bond forwards.

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2018 and 2017.

		Three months ended September 30, 2018			Nine months ended September 30, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	120	1.30	156	720	1.24	896
Expenditure derivatives settled	210	1.30	273	630	1.30	819

		Three months ended September 30, 2017			Nine months ended September 30, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	360	1.24	445	840	1.27	1,070
Expenditure derivatives settled	240	1.33	320	705	1.33	940

As at September 30, 2018, we had US$1,290 million notional amount of expenditure derivatives outstanding (December 31, 2017 - US$1,200 million) with terms to maturity ranging from October 2018 to December 2020 (December 31, 2017 - January 2018 to December 2019), at an average rate of $1.25/US$ (December 31, 2017 - $1.28/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
As at September 30, 2018, we had equity derivatives outstanding for 5.0 million (December 31, 2017 - 5.4 million) Class B Non-Voting Shares with a weighted average price of $51.54 (December 31, 2017 - $51.44).

We did not settle any equity derivatives during the quarter. During the nine months ended September 30, 2018, we settled 0.4 million equity derivatives at a weighted average price of $61.15 for net proceeds of $4 million. During the nine months ended September 30, 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on one million Class B Non-Voting Shares.

We did not enter into any equity derivatives during the three or nine months ended September 30, 2018. We have executed extension agreements for our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2019 (from April 2018).

See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	24	Third Quarter 2018

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at September 30, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	3,800	1.0456	3,973	931
As liabilities	2,250	1.3095	2,946	(129)
Short-term debt derivatives not accounted for as hedges:
As liabilities	967	1.3128	1,269	(17)
Net mark-to-market debt derivative asset				785
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(44)
Expenditure derivatives accounted for as cash flow hedges:
As assets	990	1.2344	1,222	47
As liabilities	300	1.3056	392	(6)
Net mark-to-market expenditure derivative asset				41
Equity derivatives not accounted for as hedges:
As assets	—	—	258	74

Net mark-to-market asset				856

	As at December 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,301
As liabilities	1,500	1.3388	2,008	(149)
Short-term debt derivatives not accounted for as hedges:
As liabilities	746	1.2869	960	(23)
Net mark-to-market debt derivative asset				1,129
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(64)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	960	1.2953	1,243	(44)
Net mark-to-market expenditure derivative liability				(39)
Equity derivatives not accounted for as hedges:
As assets	—	—	276	68

Net mark-to-market asset				1,094

Commitments and Contractual Obligations

See our 2017 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in notes 16, 20, and 27 of our 2017 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2017 Annual MD&A, since December 31, 2017.

Rogers Communications Inc.	25	Third Quarter 2018

Regulatory Developments

See our 2017 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 8, 2018. The following is a list of the significant regulatory developments since that date.

Reconsideration of licence renewal decisions for the television services of large English-language private ownership groups
In May 2017, the Canadian Radio-television and Telecommunications Commission (CRTC) issued decisions to renew the licences for the television services of the large English-language private ownership groups. In an Order in Council, the Governor in Council referred these decisions back to the CRTC to reconsider aspects of the decisions relating to expenditures on programs of national interest (PNI), music programming, and short-form content. On August 30, 2018, in Broadcasting Decision CRTC 2018-335, Reconsideration of licence renewal decisions for the television services of large English-language private ownership groups, the CRTC determined that Rogers' PNI expenditure requirements will be maintained at 5% of the previous broadcast year's gross revenues as determined in the original decision. Rogers and other groups will be required to direct 0.17% of previous broadcast year's gross revenues to support music programming. This amount may be counted towards meeting the Canadian programming expenditure requirement. No additional expenditures were ordered for short-form content. The conditions of licence will apply until August 31, 2022, the end of the licence term.

Rogers Cable TV licence renewals
On August 2, 2018, in Broadcasting Decision CRTC 2018-265, Rogers - Licence renewal for various terrestrial broadcasting distribution undertakings, the CRTC renewed Rogers' Broadcasting Distribution Undertaking licences in Ontario and Atlantic Canada for a full seven-year licence term with conditions substantially consistent with Rogers' application.

CRTC review of basic telecommunications services
On June 26, 2018, in Telecom Regulatory Policy CRTC 2018-213, Phase-out of the local voice service subsidy regime, the CRTC determined that the current $115 million local service subsidy for incumbent local telephone company high-cost serving areas would be phased out in six equal increments between 2019 and 2021 such that the subsidy will be eliminated by the end of 2021. This Policy is the outcome of the follow-up proceeding arising from Telecom Regulatory Policy CRTC 2016-496, Modern telecommunications services - The path forward for Canada's digital economy.

3500 MHz spectrum licence band
On June 6, 2018, Industry, Science and Economic Development Canada (ISED Canada) released its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The 3500 MHz band is viewed as key spectrum to support 5G technologies. Rogers and others filed their comments on the Consultation document on July 12, 2018. Reply comments were filed on August 10, 2018. In its Spectrum Outlook 2018 to 2022, also released on June 6, 2018, ISED Canada anticipates that 3500 MHz spectrum will be released for flexible use in late 2020 following an auction in 2020.

Government of Canada launches review of Telecommunications and Broadcasting Acts
On June 5, 2018, ISED Canada Minister Bains and Heritage Canada Minister Joly announced a joint review of the Telecommunications Act (Canada) and Broadcasting Act (Canada). A seven-person expert panel will conduct the review. The review will attempt to modernize the legislative framework with specific instruction that the exercise be guided by the principles of net neutrality. It will examine support mechanisms for creation, production, and distribution of Canadian content, with an emphasis on exploring how all players (including over-the-top services) can contribute. The review will also seek to address how to best promote competition and affordability for Internet and mobile wireless services. An interim report is anticipated in May 2019 with final recommendations due by January 31, 2020.

CRTC proceeding on future programming distribution models
On May 30, 2018, the CRTC issued its report on future programming distribution models requested by the government in September 2017 through Order in Council P.C. 2017-1195. The report proposes to the government new tools and regulatory approaches to support the production and promotion of audio and video content made by and for Canadians. The report will inform the government's review of the Broadcasting Act (Canada) and Telecommunications Act (Canada).

600 MHz spectrum licence band
On March 28, 2018, ISED Canada released its Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band, establishing the rules and timelines for the 600 MHz spectrum licence auction. The framework set aside 30 MHz (of the available 70 MHz) for carriers other than the three national carriers, Rogers, Bell, and Telus. The auction will commence on March 12, 2019.

Rogers Communications Inc.	26	Third Quarter 2018

Wholesale domestic wireless roaming rates terms and conditions and rates
On March 22, 2018, the CRTC released Telecom Decision 2018-97, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service. The CRTC maintained its policy of facilities-based competition, while confirming its original decision in Telecom Decision 2017-56, Wholesale mobile wireless roaming service tariffs - Final terms and conditions, to exclude public Wi-Fi networks from the definition of "home network" and not mandate wholesale access to wireless networks. The CRTC further initiated a new public proceeding (Telecom Notice of Consultation 2018-98, Lower-cost data-only plans for mobile wireless services), requiring Rogers, Bell, and Telus to file proposed lower-cost data-only plans by April 23, 2018. The CRTC will review the proposals after the filing of interventions and related replies on May 23, 2018 and June 7, 2018, respectively.

The CRTC also announced that the five-year review of the wireless wholesale regime established in Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, would start by March 2019.

On March 22, 2018, the CRTC also released Telecom Order 2018-99, Wholesale mobile wireless roaming service tariffs - Final rates, establishing the final wholesale tariffs that Rogers, Bell, and Telus may charge any of the non-national carriers for roaming. The rates were made retroactive to May 5, 2015. This decision does not have a material impact on our financial results.

Updates to Risks and Uncertainties

See our 2017 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 8, 2018, which should be reviewed in conjunction with this MD&A. The following litigation may contribute to those risks and uncertainties.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Rogers Communications Inc.	27	Third Quarter 2018

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Critical Accounting Policies and Estimates

See our 2017 Annual MD&A and our 2017 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2018
We adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2018. These changes did not have a material impact on our financial results.

•	IFRS 2, Share-based payment

•	IFRIC 22, Foreign currency transactions and advance consideration

Additionally, we adopted IFRS 15 and IFRS 9, Financial instruments (IFRS 9) effective January 1, 2018. The effects these two new pronouncements have on our results and operations are described below.

IFRS 15
IFRS 15 supersedes previous accounting standards for revenue, including IAS 18, Revenue (IAS 18) and IFRIC 13, Customer loyalty programmes (IFRIC 13).

IFRS 15 introduced a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1. identify the contract with a customer;
2. identify the performance obligations in the contract;
3. determine the transaction price;
4. allocate the transaction price to the performance obligations in the contract; and
5. recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of this new standard has significant impacts on our reported Wireless results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue is affected because, at contract inception, IFRS 15 requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. This affects our Wireless arrangements that bundle equipment and service together into monthly service fees, which results in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts as the device subsidy recovery component of our revenue is largely removed from our service revenue. The application of IFRS 15 does not affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Previously, such costs were expensed as incurred.

In addition, new assets and liabilities have been recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset and contract liability is recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer.

Rogers Communications Inc.	28	Third Quarter 2018

Significant judgment is needed to determine whether a promise to deliver goods or services is considered distinct and in determining the costs that are incremental to obtaining a contract with a customer.

We have retrospectively applied IFRS 15 to all contracts that were not complete on the date of initial application. We have made a policy choice to restate each prior period presented and have recognized the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity as at January 1, 2017, subject to certain practical expedients we adopted that are described in note 4 to our Third Quarter 2018 Interim Condensed Consolidated Financial Statements.

Effect of IFRS 15 Transition
Below is a summary of the IFRS 15 adjustments on our key financial information for the three and nine months ended September 30, 2017, all of which pertain to our Wireless segment.

		Three months ended September 30, 2017			Nine months ended September 30, 2017
(In millions of dollars)	Reference	As previously reported [1]	Adjustments	Restated	As previously reported [1]	Adjustments	Restated

Consolidated
Total revenue	i, iii	3,581	65	3,646	10,511	127	10,638
Total service revenue [2]	i	3,450	(254)	3,196	10,130	(744)	9,386
Adjusted EBITDA [3]		1,448	55	1,503	3,992	74	4,066

Net income		467	41	508	1,292	54	1,346
Adjusted net income [3]		510	41	551	1,323	54	1,377

Wireless
Service revenue	i	2,011	(254)	1,757	5,785	(744)	5,041
Equipment revenue	i, iii	127	319	446	369	871	1,240

Operating expenses [4]	ii, iii	1,176	10	1,186	3,467	53	3,520

Adjusted EBITDA		962	55	1,017	2,687	74	2,761

[1]
Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. Certain amounts presented under prior accounting basis have been retrospectively amended as a result of our use of adjusted EBITDA in 2018.

[2]	As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	Operating expenses have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Below is a summary of the IFRS 15 adjustments on certain key financial metrics from our Consolidated Statements of Financial Position as at January 1, 2017 and December 31, 2017.

		As at January 1, 2017			As at December 31, 2017
(in millions of dollars)	Reference	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated

Consolidated
Total assets	i, ii, iii	28,342	1,469	29,811	28,863	1,627	30,490
Total liabilities	i, iii	23,073	454	23,527	22,516	478	22,994
Shareholders' equity		5,269	1,015	6,284	6,347	1,149	7,496

The application of IFRS 15 did not affect our cash flow totals from operating, investing, or financing activities.

i) Contract assets and liabilities
Contract assets arise primarily as a result of the difference between revenue recognized on the sale of a wireless device at the onset of a term contract and the cash collected at the point of sale. Revenue recognized at point of sale requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, revenue is recognized earlier than previously reported, with a larger allocation to equipment revenue. Prior to the adoption of IFRS 15, the amount allocated to equipment revenue was limited to the non-contingent consideration received at the

Rogers Communications Inc.	29	Third Quarter 2018

point of sale when recovery of the remaining consideration in the contract was contingent upon the delivery of future services.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. We account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

All contract assets are recorded net of an allowance for expected credit losses, measured in accordance with IFRS 9.

ii) Deferred commission cost assets
Under IFRS 15, we defer incremental commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them to operating expenses over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

iii) Inventories and other current liabilities
Under IFRS 15, we determine when the customer obtains control of the distinct good or service. For affected transactions, we have defined our customer as the end subscriber and determined that they obtain control when they receive possession of a wireless device, which typically occurs upon activation. For certain transactions through third-party dealers and other retailers, the timing of when the customer obtains control of a wireless device will be deferred in comparison to our previous policy, where revenue was recognized when the wireless device was delivered and accepted by the independent dealer. This results in a greater inventory balance and a corresponding increase in other current liabilities.

IFRS 9
In July 2014, the IASB issued the final publication of the IFRS 9 standard, which supersedes IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. We have adopted IFRS 9 on a retrospective basis; however, our 2017 comparatives were not restated because it was not possible to do so without the use of hindsight.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI), and fair value through profit and loss (FVTPL). Under IFRS 9, we have irrevocably elected to present subsequent changes in the fair value of our equity investments that are neither held-for-trading nor contingent consideration arising from a business combination in other comprehensive income with no reclassification of net gains and losses to net income. For these equity investments, any impairment on the instrument will be recorded in other comprehensive income, and cumulative gains or losses in other comprehensive income will not be reclassified into net income, including upon disposal.

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. A portion of our trade receivables required an incremental loss allowance in order to comply with the requirements of IFRS 9; as a result, we recognized a $4 million decrease to accounts receivable and a corresponding decrease to retained earnings within shareholders' equity effective January 1, 2018. In addition, the expected loss allowance using the lifetime credit loss approach is applied to contract assets under IFRS 15. There is no significant effect on the carrying value of our other financial instruments under IFRS 9 related to this new requirement.

The new hedge accounting guidance aligns hedge accounting more closely with an entity's risk management objectives and strategies. IFRS 9 does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship, primarily from a qualitative standpoint. This is not expected to have an effect on our reported results and will simplify our application of effectiveness tests going forward.

Recent accounting pronouncements not yet adopted
The IASB has issued IFRS 16, Leases, effective for January 1, 2019. This change is not yet adopted by us and will have an impact on future periods. See our 2017 Annual Audited Consolidated Financial Statements and notes thereto for details. We continue to assess the impact of this standard on our consolidated financial statements and we are progressing with the implementation of this standard. A new system is being implemented that will enable us to comply with the requirements of the standard on a contract-by-contract basis. We continue to evaluate our accounting policy

Rogers Communications Inc.	30	Third Quarter 2018

determinations and have commenced the data validation process, both of which we expect will continue throughout 2018. We plan to adopt IFRS 16 with the cumulative effect of initial application recognized as an adjustment to opening equity on January 1, 2019.

Transactions with related parties
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chair of the board of a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017	2018	2017

Printing and legal services	4	4	9	14
We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and nine months ended September 30, 2018 and 2017.

Controls and procedures
On January 1, 2018, we adopted IFRS 15 and implemented a new revenue recognition accounting system enabling us to comply with the IFRS 15 requirements. As a result, we have made significant additions and modifications to our internal controls over financial reporting. Notably, we have:

•	updated our policies and procedures related to how we recognize revenue;

•	augmented our risk assessment process to take into account the risks related to recognizing revenue under IFRS 15;

•	implemented controls surrounding our new revenue recognition system to ensure the inputs, processes, and outputs are accurate; and

•	implemented controls designed to address risks associated with the five-step revenue recognition model.

In July 2018, we implemented a new human resources management and payroll system. The implementation of the new system has resulted in enhancements and other changes to controls and procedures pertaining to employee salaries and benefits.

Other than the items described above, there have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2017 Annual MD&A.

Our adoption of IFRS 15 has a significant impact on the timing of recognition and classification of our Wireless results. Quarters with traditionally higher subscriber activity, notably the fourth quarter, typically incur higher subscriber acquisition- or retention-related outlays, primarily as a result of device subsidies. See "IFRS 15" for more information. Overall, the application of IFRS 15 will not affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

Rogers Communications Inc.	31	Third Quarter 2018

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2017 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	subscriber churn (churn);

•	blended average billings per user (ABPU);

•	blended average revenue per user (ARPU);

•	capital intensity; and

•	total service revenue.

Commencing this year, we are disclosing blended ABPU (Wireless) as a key performance indicator. Additionally, as a result of our redefined Cable segment, we have amended the definition of our subscriber count key performance indicator to include Smart Home Monitoring subscribers as part of Internet.

Subscriber counts
We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. We use subscriber counts to measure our core business performance and ability to benefit from recurring revenue streams. We use homes passed (Cable) as a measure for our potential market penetration within a defined geographical area.

Subscriber count (Wireless)

•	A wireless subscriber is represented by each identifiable telephone number.

•
We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.

•	Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

Subscriber count (Cable)

•	Cable Television and Internet subscribers are represented by a dwelling unit; Cable Phone subscribers are represented by line counts.

•
When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

•	Cable Television, Internet, and Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.

•
Subscriber counts exclude certain enterprise services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Homes passed (Cable)
Homes passed are represented by the total number of addresses that either are Cable subscribers or are non-subscribers, but have the ability to access our cable services, within a defined geographical area. When there is more than one unit in a single dwelling, such as an apartment building, each unit that is a Cable subscriber, or has the ability to access our cable services, is counted as an individual home passed. Institutional or commercial units, such as hospitals or hotels, are each considered one home passed.

Subscriber churn
Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

Rogers Communications Inc.	32	Third Quarter 2018

Blended average billings per user (Wireless)
To assist in understanding the underlying economics of our Wireless business, we commenced disclosing blended ABPU this year. We use blended ABPU as a measure that approximates the average amount we invoice an individual subscriber on a monthly basis. This measure is similar to blended ARPU under previously issued results prior to the adoption of IFRS 15 (see "Critical Accounting Policies and Estimates"); however, as a result of the reduction in service revenue under IFRS 15, blended ARPU is lower than previously reported and does not fully reflect the average amount to be paid by a customer each month. Blended ABPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ABPU by dividing the sum of service revenue and the amortization of contract assets to accounts receivable by the average total number of Wireless subscribers for the same period.

Blended average revenue per user (Wireless)
Blended ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ARPU by dividing service revenue by the average total number of Wireless subscribers for the same period.

Capital intensity
Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum licences. We calculate capital intensity by dividing capital expenditures by revenue. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

Total service revenue
We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from TSC and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

Rogers Communications Inc.	33	Third Quarter 2018

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.

Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; net change in contract asset and deferred commission cost asset balances; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	34	Third Quarter 2018

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Net income	594	508	1,557	1,346
Add:
Income tax expense	235	202	576	497
Finance costs	176	183	588	562
Depreciation and amortization	558	531	1,647	1,611

EBITDA	1,563	1,424	4,368	4,016
Add (deduct):
Other expense (income)	15	20	(6)	(22)
Restructuring, acquisition and other	47	59	116	121
Gain on disposition of property, plant and equipment	(5)	—	(16)	(49)

Adjusted EBITDA	1,620	1,503	4,462	4,066

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Reconciliation of adjusted EBITDA margin

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except margins)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Adjusted EBITDA	1,620	1,503	4,462	4,066
Divided by: total revenue	3,769	3,646	11,158	10,638

Adjusted EBITDA margin	43.0%	41.2%	40.0%	38.2%

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Net income	594	508	1,557	1,346
Add (deduct):
Restructuring, acquisition and other	47	59	116	121
Loss on repayment of long-term debt	—	—	28	—
Recovery on wind down of shomi	—	—	—	(20)
Gain on disposition of property, plant and equipment	(5)	—	(16)	(49)
Income tax impact of above items	(11)	(16)	(29)	(21)

Adjusted net income	625	551	1,656	1,377

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Rogers Communications Inc.	35	Third Quarter 2018

Reconciliation of adjusted earnings per share

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Adjusted basic earnings per share:
Adjusted net income	625	551	1,656	1,377
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$1.21	$1.07	$3.22	$2.67

Adjusted diluted earnings per share:
Diluted adjusted net income	625	551	1,654	1,377
Divided by:
Diluted weighted average number of shares outstanding	516	516	516	517

Adjusted diluted earnings per share	$1.21	$1.07	$3.21	$2.66

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017	2018	2017

Cash provided by operating activities	1,304	1,377	3,237	2,796
Add (deduct):
Capital expenditures	(700)	(658)	(1,962)	(1,595)
Interest on borrowings, net of capitalized interest	(168)	(180)	(521)	(543)
Restructuring, acquisition and other	47	59	116	121
Interest paid	192	239	575	610
Change in non-cash operating working capital items	(77)	(251)	72	147
Other adjustments	(48)	(63)	(21)	(81)

Free cash flow	550	523	1,496	1,455

Rogers Communications Inc.	36	Third Quarter 2018

Reconciliation of adjusted net debt and debt leverage ratio

	As at September 30	As at December 31
(In millions of dollars)	2018	2017

Current portion of long-term debt	400	1,756
Long-term debt	13,465	12,692
Deferred transaction costs and discounts	117	107
	13,982	14,555
Add (deduct):
Net debt derivative assets	(785)	(1,129)
Credit risk adjustment related to net debt derivative assets	(26)	(17)
Short-term borrowings	1,903	1,585
(Cash and cash equivalents) bank advances	(57)	6

Adjusted net debt	15,017	15,000

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2018	2017 (restated) [1]

Adjusted net debt	15,017	15,000
Divided by: trailing 12-month adjusted EBITDA	5,898	5,502

Debt leverage ratio	2.5	2.7

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Rogers Communications Inc.	37	Third Quarter 2018

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters. Results provided for 2016 have not been restated to be in accordance with IFRS 15.

	2018			2017 [1]				2016 [2]
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue
Wireless	2,331	2,214	2,191	2,288	2,203	2,076	2,002	2,058
Cable [3]	983	991	969	981	977	976	960	964
Media	488	608	532	526	516	637	474	550
Corporate items and intercompany eliminations [3]	(33)	(57)	(59)	(64)	(50)	(69)	(64)	(62)
Total revenue	3,769	3,756	3,633	3,731	3,646	3,620	3,372	3,510
Total service revenue [4]	3,271	3,300	3,127	3,164	3,196	3,221	2,969	3,306

Adjusted EBITDA [5]
Wireless	1,099	1,029	934	965	1,017	915	829	787
Cable [3]	490	462	433	477	471	455	416	459
Media	73	60	23	37	61	59	(30)	45
Corporate items and intercompany eliminations [3]	(42)	(47)	(52)	(43)	(46)	(40)	(41)	(48)
Adjusted EBITDA	1,620	1,504	1,338	1,436	1,503	1,389	1,174	1,243
Deduct (add):
Depreciation and amortization	558	545	544	531	531	535	545	555
Gain on disposition of property, plant and equipment	(5)	—	(11)	—	—	(49)	—	—
Restructuring, acquisition and other	47	26	43	31	59	34	28	518
Finance costs	176	193	219	184	183	189	190	188
Other expense (income)	15	2	(23)	3	20	(31)	(11)	(4)
Net income (loss) before income tax expense (recovery)	829	738	566	687	710	711	422	(14)
Income tax expense (recovery)	235	200	141	188	202	183	112	(5)
Net income (loss)	594	538	425	499	508	528	310	(9)

Earnings (loss) per share:
Basic	$1.15	$1.04	$0.83	$0.97	$0.99	$1.03	$0.60	($0.02)
Diluted	$1.15	$1.04	$0.80	$0.97	$0.98	$1.02	$0.60	($0.04)

Net income (loss)	594	538	425	499	508	528	310	(9)
Add (deduct):
Restructuring, acquisition and other	47	26	43	31	59	34	28	518
Loss on repayment of long-term debt	—	—	28	—	—	—	—	—
Recovery on wind down of shomi	—	—	—	—	—	(20)	—	—
Gain on disposition of property, plant and equipment	(5)	—	(11)	—	—	(49)	—	—
Income tax impact of above items	(11)	(10)	(8)	(7)	(16)	3	(8)	(138)
Income tax adjustment, legislative tax change	—	—	—	2	—	—	—	—
Adjusted net income [5]	625	554	477	525	551	496	330	371

Adjusted earnings per share [5]:
Basic	$1.21	$1.08	$0.93	$1.02	$1.07	$0.96	$0.64	$0.72
Diluted	$1.21	$1.07	$0.90	$1.02	$1.07	$0.96	$0.64	$0.72

Capital expenditures	700	657	605	841	658	451	486	604
Cash provided by operating activities	1,304	1,048	885	1,142	1,377	823	596	1,053
Free cash flow [5]	550	562	384	230	523	607	325	376

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15.

[3]	These figures have been retrospectively amended as a result of our reportable segment realignment. See "Reportable Segments".

[4]	As defined. See "Key Performance Indicators".

[5]
Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	38	Third Quarter 2018

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.
The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
		(restated) [3]		(restated) [3]		(restated) [3]		(restated) [3]		(restated) [3]
Selected Statements of Income data measure:
Revenue	10	1	3,302	3,165	496	529	(39)	(49)	3,769	3,646
Net income (loss)	594	508	491	472	(195)	260	(296)	(732)	594	508

Nine months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
		(restated) [3]		(restated) [3]		(restated) [3]		(restated) [3]		(restated) [3]
Selected Statements of Income data measure:
Revenue	11	3	9,636	9,148	1,667	1,669	(156)	(182)	11,158	10,638
Net income (loss)	1,557	1,346	1,379	1,275	143	714	(1,522)	(1,989)	1,557	1,346

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Sep. 30 2018	Dec. 31 2017	Sep. 30 2018	Dec. 31 2017	Sep. 30 2018	Dec. 31 2017	Sep. 30 2018	Dec. 31 2017	Sep. 30 2018	Dec. 31 2017
		(restated) [3]		(restated) [3]		(restated) [3]		(restated) [3]		(restated) [3]
Selected Statements of Financial Position data measure:
Current assets	24,238	24,501	22,518	21,419	3,045	9,016	(45,745)	(50,811)	4,056	4,125
Non-current assets	26,483	31,683	43,043	42,466	3,598	3,521	(46,872)	(51,305)	26,252	26,365
Current liabilities	24,903	30,723	27,060	27,074	1,011	1,513	(47,360)	(52,427)	5,614	6,883
Non-current liabilities	15,193	14,468	2,944	2,807	71	572	(1,303)	(1,736)	16,905	16,111

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2]
Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

[3]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Rogers Communications Inc.	39	Third Quarter 2018

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio; and

•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2018 consolidated guidance on revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were provided on January 25, 2018 and, on April 19, 2018, subsequently presented with the impact of transition to IFRS 15 on our 2017 results.

Key assumptions underlying our full-year 2018 guidance ranges
Our 2018 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2018:

•	continued intense competition in all segments in which we operate, consistent with our experience during the full-year 2017;

•	a substantial portion of our US dollar-denominated expenditures for 2018 is hedged at an average exchange rate of $1.30/US$;

•	key interest rates remain relatively stable throughout 2018;

•	no significant additional legal or regulatory developments, shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;

•	Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2018 compared to 2017;

•	overall wireless market penetration in Canada grows in 2018 at a similar rate as in 2017;

•	our relative market share in Wireless and Cable is not negatively impacted by changing competitive dynamics;

•	continued subscriber growth in Wireless and Cable Internet; a decline in Cable Television subscribers; and a relatively stable Phone subscriber base;

•	Ignite TV launches in 2018;

•	in Media, continued growth in sports and declines in certain traditional media businesses; and

•	with respect to the increase in capital expenditures:

•	we continue to invest appropriately to ensure we have competitive wireless and cable networks; and

•	we continue to make expenditures related to the launch of Ignite TV in 2018.

Rogers Communications Inc.	40	Third Quarter 2018

Our conclusions, forecasts, and projections are based on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2017 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	41	Third Quarter 2018